EXHIBIT 99.2

LEVON RESOURCES LTD.
Suite 400 –455 Granville Street
Vancouver, B.C. V6C 1T1
Tel:  (604) 682-3701

INFORMATION CIRCULAR AND STATEMENT OF EXECUTIVE COMPENSATION FOR 2010 ANNUAL GENERAL & SPECIAL MEETING

AS AT AND DATED August 20, 2010

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of LEVON RESOURCES LTD. (the “Company”) for use at the annual general and special meeting of shareholders of the Company (the “Meeting”) to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Monday, September 27, 2010, at 11:00 a.m. (Vancouver time) and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders.

Notice of the Meeting was provided to the securities commissions in each jurisdiction where the Company is a reporting issuer under applicable securities laws.

In this Information Circular, references to “the Company”, “we” and “our” refer to Levon Resources Ltd. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company. The Company has made arrangements for intermediaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by those intermediaries and the Company may reimburse the intermediaries for reasonable fees and disbursements incurred by them in so doing.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder’s behalf.

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the   Company (the “Management Designees”). If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person, who need not be shareholder, to attend and act for you and on your behalf at the Meeting other than either of the Management Designees. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Valiant Trust Company, 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)	executing a proxy bearing a later date; or

(b)
executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the shareholder’s authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney duly authorized, and by depositing the Proxy bearing a later date with Valiant Trust Company, or at the address of the registered office of the Company at 700 - 401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the date that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(c)	by the registered shareholder personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion
The Management Designees named in the Proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The Proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the Management Designees will vote the Common Shares represented by the Proxy at their own discretion for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each Management Designee intends to vote thereon in accordance with the Management Designee’s best judgment.

Proxy Voting Options

If you are a registered shareholder, you may elect to submit a proxy in order to vote whether or not you are able to attend the Meeting in person. In order to vote by mail, you must complete, date and sign the Proxy and return it to the Company’s transfer agent, Valiant Trust Company, 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only Proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting material. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

If you are a Beneficial Shareholder, the form of proxy supplied to you by your broker (or its agent) is similar to the form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Communications Solutions Canada (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a proxy provided by the Company. The voting instruction form will name the Management Designees to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. It must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although, as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of your broker), you may attend the Meeting as proxyholder for your broker and vote the Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your broker or have a person designated by you to do so, you should enter our own name, or the name of the person you wish to designate, in the blank space on the voting instrument form provided to you and return the same to your broker (or your broker’s agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Alternatively, you may request in writing that your broker send you a legal Proxy which would enable you, or a person designed by you, to attend at the Meeting and vote your Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the appointment of the auditor, the election of directors, the approval of the Company’s stock option as set out herein:

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 23, 2010, as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common shares voted at the Meeting.

As of August 20, 2010, the Company had outstanding 67,456,281 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. The Company has no other classes of voting securities.

To the knowledge of the directors and executive officers of the Company, the beneficial owner or person exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights is:

Name and Address	Number of Shares(1)	Approximate % of Total Issued
Ron Tremblay Cabo San Lucas, Mexico	14,648,000 (2)	21.71%

(1) The above information was supplied to the Company by the shareholder and from the insider reports available at www.sedi.com.
(2) These shares are held by Ron Tremblay indirectly through Stone's Throw (Barbados) Ltd., a company of which he is the sole shareholder.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. “Disinterested Shareholder Approval” will exclude the votes of insiders of the Company and their associates and affiliates. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended March 31, 2010, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting.

The following documents filed with the securities commission or similar regulatory authority in British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of this Information Circular:

a)	audited financial statements for the year ended March 31, 2010;

b)	auditors report thereon; and

c)	management discussion and analysis for the year ended March 31, 2010.

Shareholders may obtain copies of documents incorporated herein by reference upon request without charge from the Company at Suite 400 – 455 Granville Street, Vancouver, British Columbia, V6C 1T1.  These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

ELECTION OF DIRECTORS

The Board currently consists of eight directors. Management proposes to fix the number of directors of the Company at eight (8) and to nominate the persons listed below for election as directors.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act or the Articles of the Company, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management does not contemplate that any of the nominees will be unable to serve as director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the common shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the current directors and of the management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Nominee Position with the Company and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director of the Company Since	Committee Membership	Common Shares Beneficially Owned or Controlled(2)
William C. Glasier Mill Bay, BC Director Nominee	Mining Executive; President of Mill Bay Ventures Inc.	May 22, 1990	Audit Committee, Compensation Committee & Corporate Governance Committee	362,381
Gary Robertson Moncton, NB Director Nominee	Provincial manager for Dundee Wealth Management and Financial Planner for Dundee Private Investors	August 3, 2005	Audit Committee & Compensation Committee	590,000 (3)
Ron Tremblay Cabo San Lucas, Mexico Director, President and CEO Nominee	President of Stone's Throw Capital Corp.	September 7, 2006	Compensation Committee & Corporate Governance Committee	14,648,000 (4)
David Wolfin West Vancouver, BC Director and Vice-President Finance Nominee	Mining Executive; Officer and/or Director of several reporting issuers.	November 23, 2006	N/A	604,000 (5)
Louis Wolfin West Vancouver, BC Director and Chairman Nominee	Mining Executive; Officer and/or Director of several reporting issuers.	September 26, 1978	N/A	3,551,974(6)
Victor Chevillon Reno, NV Director & Vice-President Exploration Nominee	Consulting Exploration Geologist and Director of several reporting issuers	September 6, 2007	Audit Committee	1,102,500
Ron Barbaro Toronto, Ontario Director Nominee	Member of the Order of Ontario and Chairman & Director of several reporting issuers.	July 9, 2010	N/A	500,000
J. Trevor Eyton Toronto, Ontario Director Nominee	Member of the Order of Canada, a Senator of Canada (retired) and Senior Officer and Director of several reporting issuers.	July 16, 2010	N/A	Nil

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

(2) The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Investor Services Inc., the registrar and transfer agent of the Company, and by the nominees themselves.

(3) Of these shares, Gary Robertson holds 240,000 shares indirectly through 058907 NB Ltd., a company of which he is the sole shareholder.

(4) These shares are held by Ron Tremblay indirectly through Stone's Throw (Barbados) Ltd., a company of which he is the sole shareholder.

(5) Of these shares, David Wolfin holds 330,000 shares indirectly through Intermark Capital Corporation, a company of which he is the sole shareholder, director and officer.

(6) Of these shares, Louis Wolfin holds 647,974 shares indirectly through Frobisher Securities Inc., a company of which he is the President, a control person and a director.

To the knowledge of the Company, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or chief executive officer or chief financial officer of any company that, ,

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a security regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for that proposed director.

EXECUTIVE COMPENSATION

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

Each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three Named Executive Officers, namely, its CEO & President, Ron Tremblay, its Chairman of the Board and former CEO, Louis Wolfin and its CFO, Lisa Sharp.

1)  COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs.  The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on Board discussions with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the two most recently completed financial years ended March 31, 2009 and 2010 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) *	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Ron tremblay(1) Director, President & CEO	2009	$30,000	NIL	NIL	NIL	NIL	NIL	NIL	$30,000
	2010	$50,000	NIL	NIL	NIL	NIL	NIL	NIL	$50,000
Louis Wolfin (1) Director, Chairman & Former CEO	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2010	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Lisa Sharp CFO	2009	$8,920	NIL	NIL	NIL	NIL	NIL	NIL	$8,920
	2010	$13,567	NIL	NIL	NIL	NIL	NIL	NIL	$13,567

*The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(1) On September 11, 2009, Mr. Wolfin was appointed Chairman and Mr. Tremblay was appointed President and CEO.

Annual Base Salary

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended March 31, 2010.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2009 Stock Option Plan.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee.  The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

2)  INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2010:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Ron tremblay Director, President & CEO	350,000	$0.21	April 25, 2011	$238,000	Nil	Nil
	150,000	$0.10	Oct. 2, 2011	$118,500
Louis Wolfin Director, Chairman & Former CEO	Nil	Nil	N/A	Nil	Nil	Nil
Lisa Sharp CFO	50,000	$0.70	Jan. 28, 2015	$9,500	Nil	Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2010 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2010 was $0.89 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2010:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron tremblay Director, President & CEO	Nil	Nil	Nil
Louis Wolfin Director, Chairman & Former CEO	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil

(1) No value was attributed to options vested during the year where the exercise price is greater than the market price on the date of vesting, or for unexercised vested options that were out of the money on March 31, 2010.

3)  PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

4)  TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended March 31, 2010:

Director Compensation Table

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($) (3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier(1)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Victor Chevillon	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Florian Riedl- Reidenstein(1)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Gary Robertson(1)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Tremblay(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Louis Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1) Independent & Non-Employee Directors
(2) NEO’s, see Summary Compensation Table
(3) No value was attributed to options vested during the year where the exercise price is greater than the market price on the date of vesting, or for unexercised vested options that were out of the money on March 31, 2010.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 300,000 shares at a price of $0.10 per share exercisable on or before April 5, 2010, all of which have been exercised; an aggregate of 550,000 shares at a price of $0.21 per share exercisable on or before April 25, 2011, 200,000 of which have been exercised; an aggregate of 200,000 shares at a price of $0.10 per share exercisable on or before October 2, 2011, 50,000 of which have been exercised; an aggregate of  100,000 shares at a price of $0.35 exercisable on or before September 14, 2012 none of which have been exercised; an aggregate of 100,000 shares exercisable on or before April 28, 2014 none of which have been exercised; and an aggregate of 200,000 shares exercisable on or before January 28, 2015 none of which have been exercised.

CORPORATE GOVERNANCE
General

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose the corporate governance practices that they have adopted according to guidance provided pursuant to National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”).

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted NP58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by reporting issuers of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are, however, able to meet at any time without any the non-independent directors being present. Further supervision is performed through the Audit Committee who may meet with the Company’s auditors without management being in attendance.

The independent members of the Board of the Company are William Glasier, Gary Robertson, Ron Barbaro and J. Trevor Eyton.  Ron Tremblay, Victor Chevillon, David Wolfin and Louis Wolfin are non-independent directors. Four directors are independent and four directors are officers of the Company.

Directorships

The participation of the directors in other reporting issuers is described in the following table:

Name of Director	Names of Other Reporting Issuers of which the Director is a Director
William Glasier	Mill Bay Ventures Inc. and Bralorne Gold Mines Ltd.
Ron Tremblay	Not applicable
Gary Robertson	Avino Silver & Gold Mines Ltd., Mill Bay Ventures Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd. and Sage Gold Ltd.
David Wolfin	Avino Silver & Gold Mines Ltd., Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Mill Bay Ventures Inc. and Cresval Capital Corp.
Louis Wolfin	Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., and Cresval Capital Corp.
Victor Chevillon	Not applicable
Ron Barbaro	The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.
J. Trevor Eyton	Brookfield Asset Management Inc., Magna Inc., Ivernia Inc., Silver Bear Resources Inc. and Altus Group Income Fund.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties and on director responsibilities.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Other Board Committees

The Board has a Corporate Governance Committee and a Compensation Committee. The Corporate Governance Committee is comprised of William Glasier and Ron Tremblay and the Compensation Committee is comprised of Ron Tremblay, William Glasier and Gary Robertson.

The Compensation Committee has the responsibility of determining the compensation for the CEO and CFO and of determining compensation for directors and senior management. To determine compensation payable, the directors review compensation paid to directors and Chief Executive Officers of companies of similar size and stage of development in similar industries and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and the Chief Executive Officer while taking into account the financial and other resources of the Company. In setting the compensation, the directors annually review the performance of the Chief Executive Officer in light of the Company’s objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Company was indebted to the Company as at the date hereof or at any time during the most recently completed financial year of the Company except advances for expenses in the amount of $42,947 to the President and CEO for the year ended March 31, 2010.  None of the proposed nominees for election as a director of the Company, or any associate of any director, executive officer or proposed nominee, was indebted to the Company as at the date hereof or at any time during the most recently completed financial year of the Company.

The Company has not provided any guarantees, support agreements, letters of credit or other similar arrangement or understanding for any indebtedness of any of the Company’s directors, executive officers, proposed nominees for election as a director, or associates of any of the foregoing individuals as at the date hereof or at any time during the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An “informed person” means: (a) a director or executive officer of the Company (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of any informed person or nominee, had any material interest , direct or indirect, in any transaction, or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee (the “Audit Committee”) and its relationship with its independent auditors, as set forth in the following.

Composition

The current members of the Audit Committee are William Glasier, Gary Robertson and Victor Chevillon. All of the members of the Audit Committee are independent except Victor Chevillon, who is the Vice President of Exploration and are considered to be financially literate.

Charter

The Company has adopted a charter (the “Charter”) of the Audit Committee of the Board, which is attached as Schedule “A” to this Information Circular.

Relevant Education and Experience

Mr. William Glasier and Mr. Gary Robertson are directors and/or senior officers of other reporting issuers which face the breadth and level of complexity of issues which can reasonably be expected to be raised by the Company's financial statements. In such capacities, they have developed an understanding of the accounting principles used by the Company to prepare its financial statements and in connection with the accounting for estimates, accruals and reserves and of internal controls and procedures used for financial reporting. Mr. Victor Chevillon is the Vice President of Exploration.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading “External Auditors” in the Company’s Audit Committee Charter.

Reliance on Certain Exemptions

The Company is relying upon the exemption from the composition requirements of its Audit Committee and the reporting obligations found in section 6.1 of MI 52-110.

The Company’s auditors, Smythe Ratcliffe LLP, Chartered Accountants, have not provided any material non-audited services.

The Company is also relying upon the exemption for de minimis non-auditor services found in section 2.4 of MI 52-110.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Smythe Ratcliffe LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2010	Fees Paid to Auditor in Year Ended March 31, 2009
Audit Fees(1) (5)	$28,000	$28,000
Audit-Related Fees(2) (5)	$4,000	$3,750
Tax Fees(3) (5)	$1,500	$1,500
All Other Fees(4)	Nil	Nil

(1)
“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include review of the Company’s Form 20-F.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

(5)	Fees are estimated for the year ended March 31, 2010.

APPOINTMENT OF AUDITOR

Management recommends that shareholders vote to appoint Smythe Ratcliffe LLP, Chartered Accountants, of Suite 700 –355 Burrard Street, Vancouver, British Columbia, V6C 2G8, as auditors for the Company and to authorize the directors to fix their remuneration.

PARTICULARS OF MATTERS TO BE ACTED UPON APPROVAL OF STOCK OPTION PLAN

Confirmation of Stock Option Plan

The Company received shareholder approval at its last annual general and special meeting held on September 11, 2009, of a “rolling” stock option plan whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The TSX-V requires listed companies that have “rolling” stock option plans in place to receive shareholder approval of such plans on a yearly basis at the Company’s annual general meeting. Accordingly, the shareholders of the Company will be asked at the Meeting to ratify and approve the Plan.

The purpose of the Plan is to provide certain directors, officers, and key employees of, and certain other persons who provide services to the Company and any subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan provides for a floating maximum limit of 10% of the outstanding Common Shares, as permitted by the policies of the TSX-V. As at August 20, 2010, this represents 6,745,628 Common Shares available under the Plan, of which 2,775,000 are issued and 3,970,628 are reserved and available for issuance under the Plan.

Under the Plan, the option price must not be less than the exercise price permitted by the TSX-V. The current policies of the TSX-V state that the option price must not be less than the closing prices of the Common Shares listed on the TSX-V on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the TSX-V. An option must be exercised within a period of five years from the date of granting. Within this five year period, the Board may determine the limitation period during which an option may be exercised. Any amendment to the Plan requires the approval of the TSX-V and may require shareholder approval.

The material terms of the Plan are as follows:

1.
The term of any options granted under the Plan will be fixed by the Board at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the TSX-V as a Tier 1 Issuer).

2.
The exercise price of any options granted under the Plan will be determined by the Board, in its sole discretion, but shall not be less than the closing price of the Company’s Common Shares the day on which the directors grant such options, less any discount permitted by the TSX-V to a minimum of $0.10 per share.

3.
No vesting requirements will apply to options granted under the Plan other than as required by TSX-V policies; however, a four-month hold period will apply to all shares issued under each option, commencing from the date of grant.

4.	All options will be non-assignable and non-transferable.

5.
No more than (i) 5% of the issued Common Shares may be granted to any one individual in any 12-month period; and (ii) 2% of the issued Common Shares may be granted to a consultant, or an employee performing investor relations activities, in any 12-month period.

6.
If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death or disability), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the TSX-V.

7.
Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12-month period, exceeding 10% of the Company’s issued Common Shares; and (iii) any grant of options to any one individual, within a 12-month period, exceeding 5% of the Company’s issued Common Shares.

8.	Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s Common Shares.

The Plan is subject to annual TSX-V approval.  The full text of the Plan will be made available at the registered records offices of the Company, Suite 700 –401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, until 4 p.m. on the business day immediately preceding the date of the Meeting.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved, and that in connection therewith a maximum of 10% of the issued and outstanding shares at the time of each grant be approved for granting as options and that the board of directors be and are hereby authorized, without further shareholder approval, to make such changes to the Stock Option Plan as may be required or approved by regulatory authorities.”

Other Matters

As of the date of this Information Circular, management knows of no other matters to be acted upon at the Meeting. However; should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com. Financial information on the Company is provided in the Company’s comparative financial statements and management discussion and analysis of the most recently completed financial year ended March 31, 2010. Copies of the Company’s financial statements and management discussion and analysis may be obtained upon request from the Company to the attention of the Corporate Secretary at Suite 400 – 455 Granville Street, Vancouver, British Columbia, V6C 1T1, Tel (604) 682-3701.

Approval and Certification

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Directors’ Approval

The Board of the Company has approved the contents of this Management Information Circular and its distribution to each shareholder entitled to receive notice of the Meeting.

Dated at Vancouver, British Columbia, this 20th day of August, 2010.

“Ron Tremblay"
Ron Tremblay
President and Director

SCHEDULE A

LEVON RESOURCES LTD.
(the “Company”)

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the Audit Committee (the “Committee”) of the Board of the Company is to provide an open avenue of communication between management, the Company’s independent auditors and the Board and to assist the Board in its oversight of:

(a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

(b)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

(c)	the independence and performance of the Company’s independent auditors.

The Committee shall also perform any other activities consistent with this Charter, the Company’s Articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chair from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).

Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditors to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.
Review with management and the independent auditors the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the independent auditors the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditors’ judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditors without the presence of management.

8.	Review with management and the independent auditors significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to the Company by the independent auditors.

10.
Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and the Company and all non-audit work performed for the Company by the independent auditors.

11.	Establish and review the Company’s procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed form time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (Canada) and the Articles of the Company.